Mail Stop 03-09
Via Facsimile and U.S. Mail

	May 10, 2005


Mr. Dennis J. Allingham
President and Chief Executive Officer
Lifecore Biomedical, Inc.
3515 Lyman Boulevard
Chaska, Minnesota 55318-3051

RE:	Lifecore Biomedical, Inc.
	Form 10-K for the fiscal year ended June 30, 2004
	Filed September 13, 2004
            File No. 0-04136

Dear Mr. Allingham:

              We have reviewed your filing and have the following comments. We have limited our review of the above referenced filing to only those issues addressed. In our comments, we ask you to provide us with supplemental information so that we may better understand your disclosure. Please provide us the supplemental information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your supplemental responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended June 30, 2004

Management`s Discussion and Analysis

Results of Operations, pages 20-21

1. Please tell us where in the filing you have provided quantification or your analysis that supports excluding quantification of each significant component of the increase in gross profit for each period presented. Explain to us the potential variability of the Company`s earnings and the likelihood that past performance is indicative of future performance.

Financial Statements

Note A. Significant Accounting Policies, page F-9

Revenue Recognition

2. Please tell us where in the filing you have provided disclosure or your analysis that supports excluding disclosure of your distribution process. It is unclear whether the "customer" relationship is with your alliance partner or the end user. If the latter, explain how you determine sales and product returns, particularly product returns or related adjustments for the INTERGEL market withdrawal, and the extent to which you consider information from external sources in determining these amounts (e.g. alliance partner, third-party market research data comparing wholesaler inventory levels to end-customer demand). Also tell us the terms of your contract manufacturing alliances, including any pricing and production commitments, product returns, chargebacks, incentives and rebates.

Research and Development

3. Please tell us where in the filing you have provided disclosure or your analysis that supports excluding disclosure of the accounting policy for research and development expenses. Tell us the amount and nature of costs included in research and development and justify their inclusion in that caption by referencing the supporting literature in SFAS 2. In particular, you disclose that research and development costs include consulting & professional fees associated with market withdrawal of INTERGEL solution. Explain how these costs meet the definitions in SFAS 2.


Stock Based Compensation

4. Please tell us where in the filing you have provided disclosure or your analysis that supports excluding disclosure of the methods and assumptions used in your determination of the risk-free rates of return. Include the source of information used and demonstrate to us that the rates used in each year were determined consistently. Compensation expense under FAS 123 is very material and your risk-free rates of return for each year appear to be inconsistent with market interest rates during the same periods.

Note J. Restructuring Plan, page F-19

5. Please tell us where in the filing you have provided disclosure or your analysis that supports excluding disclosure of the facts and circumstances leading to the 2004 restructuring plan and the related charges by business segment. Explain how this restructuring related to the INTERGEL market withdrawal.

Note K. Legal Proceedings, page F-19
6. Please tell us where in the filing you have provided the required disclosures under SFAS 5 and SAB 92 of your current legal proceedings, in particular those actions associated with your market withdrawal of INTERGEL or your analysis that supports excluding such disclosures. SFAS 5 and SAB 92 require certain disclosures including
a) disclosure of the estimated additional loss, or range of loss, that is reasonably possible, or b) disclosure that such an estimate cannot be made. If you cannot make an estimate, tell us the facts and circumstances preventing you from making such an estimate as well as a discussion of what is being sought in each proceeding.

*  *  *  *  *

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Frank Wyman, Staff Accountant at (202) 942-
2851
or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 942-1803.
							Sincerely,


Jim B. Rosenberg
Senior Assistant Chief Accountant
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Mr. Dennis J. Allingham
Lifecore Biomedical, Inc.
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